

June 26, 2015

Via E-Mail
Brian Sheridan
Director and Secretary
Sand Holdco PLC
c/o Legalinx Limited
1 Fetter Lane
London, EC4A 1BR
United Kingdom

> **Re: Sand Holdco PLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 12, 2015**
> **File No. 333-203510**

Dear Mr. Sheridan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2015 letter.

Unaudited Comparative Per Share Data

Pro Forma Per Share Data, page 111

1.   It does not appear the amounts disclosed in this section agree with or are supported by the data in your pro forma financial statements at pages 93 through 95. Please provide us with the calculation of the amounts presented herein using the data in your pro forma financial statements at pages 93 through 95 and revise the disclosures as necessary.

Security Ownership of Certain Beneficial Owners and Management, page 361

2.   We note your response to prior comment 27; however, the natural person or persons who hold or share investment control over the shares held by the entities referenced in notes 16 through 19 of the table have not been disclosed. Please revise or advise.

Index to the Consolidated Financial Statements of Sorin S.P.A. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012

Note 39. Impact of Significant Material Transactions, page F-135

3.   We note your response to our prior comment 29, which indicates that CONSOB Resolution No. 15519 requires you to "report non-recurring material income or charges in the financial statements as well as to separately disclose certain significant income or charges pertaining to infrequent or unusual events and transactions." As this appears to be different from your presentation of a net operating measure that excludes significant material transactions (i.e., financial statement amounts before the impact of significant material transactions), please provide us with a detailed explanation of your basis for presenting such a measure based on the specific requirements of the CONSOB. Please provide us with a translated version of the specific CONSOB guidance that you believe requires disclosure of such a measure.

Exhibit 5.1

4.   Refer to paragraph 1.3. The exhibit that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should be based on all applicable documents, not merely a selected set of documents. Please file a revised opinion of counsel accordingly.

5.   We note the opinion is addressed to the board of directors solely for their benefit in connection with the registration statement. Please file a revised opinion of counsel that does not limit shareholders' reliance on the opinion.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Roderick Branch, Esq.